DAVID A. SAKOWITZ

Partner

(212) 294-2639

DSakowitz@winston.com

January 27, 2021

VIA EDGAR

Todd K. Schiffman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ark Global Acquisition Corp.

Form S-1 filed on December 30, 2020

File No. 333-251832

Dear Mr. Schiffman:

On behalf of our client, Ark Global Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 26, 2021, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on December 30, 2020.

The Company is concurrently filing via EDGAR Amendment No.1 to the Form S-1 ( “Amendment No.1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment in the Staff’s letter, in bold, and the Company’s response thereto.

Form S-1 filed December 30, 2020

Dilution, page 76

1.	We note your calculation of dilution assuming no exercise of over-allotment option appears to be incorrect. Please revise in your next amended filing.

Response: The Company has revised the disclosure on page 70 of Amendment No. 1 to address the Staff’s comment.

January 27, 2021

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Richard Williams

Ark Global Acquisition Corp.